                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT 1 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                            ROMPUS INTERACTIVE CORP.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

         Florida                                         65-075004

(State or Other Jurisdiction                 (IRS Employer Identification No.)
of Incorporation or Organization)



   2550 Argentia Road, Suite 121, Mississauga, Ontario  L5N 5R1 Canada
   -------------------------------------------------------------------
   (Address of principal executive offices)    (Zip Code)


                                 ( 905) 819-8100
                (Issuer's Telephone Number, Including Area Code)


     Securities to be registered under Section 12(b) of the Act:

             Title of each class               Name of each exchange on which
             to be so registered               each class is to be registered
             -------------------               ------------------------------

                    None                                    None


     Securities to be registered pursuant to section 12(g) of the Act:

     Common Stock, $.0001 par value
     ------------------------------
            (Title of Class)

                                     PART I

ITEM 1.          DESCRIPTION OF BUSINESS

         A.      BUSINESS DEVELOPMENT

                 1.     FORM AND YEAR OF ORGANIZATION

         Romps Interactive Corporation (the "Company" or "Rompus") was first incorporated as Mercur Enterprises, Inc. in August, 1991 in the state of Florida. Reinstated in August, 1995, the Company changed its name to AutoMetreks on January 3, 1997 and traded on the OTC/BB under the symbol ATMT until April 5, 1999. The Company changed its name to OnLine Hearing Dot Com, Co. on April 6, 1999. The Company's wholly owned subsidiary, Rompus CD-Rom Production, Ltd., is incorporated under the laws of the province of British Columbia ("Rompus-BC"). Effective July 30, 1999, the Company entered into a share exchange with Rompus-BC wherein the Company acquired all of the common stock of Rompus-BC in exchange for common and preferred stock of the Company. On July 30, 1999, the Company changed its name to Rompus Interactive Corporation. The Company commenced trading on the OTC/BB as IDCD and currently trades on the over the counter market as IDCD.

                 2.     ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

         Not Applicable.

                 3.     ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION,
OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

         The Company entered into a share exchange agreement effective July 30, 1999 with Rompus-BC resulting in the Company being the parent and Rompus-BC being the subsidiary operating company.

         B.      BUSINESS OF ISSUER.

         The Company's business focuses on providing innovative multimedia solutions to companies in E-commerce and Internet marketing. The Company has developed an innovative product known as the i.d.rom-TM-. An i.d.rom-TM- is a CD-Rom shaped like a business card, on which large amounts of audio and video information can be stored. When placed in a standard computer, it replays its multimedia content then connects to the issuer's web site. This product allows a company, regardless of its size or its industry to market its image and products anywhere using leading edge multimedia technology. The concept is simple yet unique. Rompus is able to provide businesses worldwide with the technical, design and manufacturing means to better meet the demand of their markets. It does this by producing interactive multimedia presentations to fulfill its clients' communications needs, and delivering them in the i.d.rom-TM- package.

                 1.     PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET.

a.       THE MARKET

         The technology market has been molded by the explosive growth of the Internet and the overwhelming interest of the business community in E-commerce, expected to generated $95 billion in revenue by the end of 1999 according to the figures from Activmedia and sales of $3.2 trillion by 2003 according to Forrester Research. Online retail is an industry that the Boston Consulting Group cites as growing at a rate of 200% per annum. In addition, Giga Information Group found that companies are already saving billions of dollars by turning to the Internet to deal with suppliers, customers and internal communication.

         Many organizations have created expensive web sites, invested in elaborate E-commerce sites and purchased advertising, and still, have failed to drive target customers to their site, build brand identity or generate revenue. This disparity has created a need for innovative new economy marketing initiatives. In fact, the Web is now the third most popular advertising and promotion medium for the local business market, after the Yellow Pages and newspapers, according to the Kelsey Group and ConStat Inc. Successful businesses are embracing innovative technology solutions in order to assume leadership in Internet and E-commerce initiatives.

b.       PRINCIPAL PRODUCTS AND SERVICES

         The Company's current products focus almost entirely on the i.d.rom-TM-. The i.d.rom-TM- is a quality, cost-effective marketing tool. An i.d.rom-TM- is a CD-Rom shaped like a business card, on which large amounts of audio and video information can be stored. When placed in a standard computer, it replays its multimedia content then connects to the issuer's web site. Marketing via an i.d.rom-TM- allows companies to increase their return on investment by displacing other marketing materials. Radio or television commercials and promotional videos can be reproduced and digitally edited. Artwork can be scanned and databases added effortlessly. Additionally, the i.d.rom-TM- can be programmed to link the user directly to any web site. Rompus has pioneered a revolutionary disc-to-net interfacing process, known as Connected CD-ROM. Webmasters can record site hits and orders generated by any i.d.rom-TM-. This, along with e-mail, is a powerful means to track the usage and effectiveness of a company's i.d.rom-TM- marketing program. The i.d.rom-TM-combines multimedia design and production by either the Company or the Customer with specialized functions.

         i.      MULTIMEDIA DESIGN AND PRODUCTION

         Rompus' focus has been to create useful interfaces between information and information users. When placed in a standard computer, the i.d.rom-TM-replays its multimedia content then connects to the issuer's web site. The i.d.rom-TM- uses aspects of current existing media resources, such as television or radio commercials, corporate videos, brochure or catalog artwork or text, technical drawings or web site content, while reducing much of the media cost and production time. While the specific needs of each customer are different, Rompus can provide all of the services necessary to make a compelling and effective multimedia presentation and accompanying web site for each customer's i.d.rom-TM- .

         ii.     ON-LINE DESIGNER

         Rompus has created an unprecedented tool called the i.d.rom-TM-Designer. Using the Designer, the customer will be able to create their own multimedia presentation and label to be put on their i.d.rom-TM- . The Design program will be available for download free of charge from the i.d.rom-TM- web site, and will run on the customer's computer. Network and sever capacity is not required. When the customer is satisfied with their layout, they can upload the information to the i.d.rom-TM- server along with partial payment. The information will be compiled, and e-mailed back to the customer as an executable file, along with a draft of the label, for final confirmation. On confirmation of the order, the balance of payment will be remitted.

         iii.    SPECIALIZED FUNCTIONS

         While the Company continues to develop new and innovative functions and products, some specialized functions developed and proven by Rompus and available for use on i.d.rom-TM- are listed below:

                 1) DOCUMENT ENCRYPTION/PASSWORD DE-ENCRYPTION. Any document can be encrypted and delivered on an i.d.rom-TM-.. The user of the i.d.rom-TM-cannot open the documents until they have acquired a password, by telephone, over the Internet or otherwise, from the issuer of the i.d.rom-TM- . This creates opportunities for the issuer to provide sensitive information, such as detailed product specifications without the danger of widespread access. An issuer can also control the release of content by delivering the content but not supplying the password until the user provides the purchase price.

                 2) ONE CARD/MANY NAMES. A solution developed for customers such as real estate or financial services brokers allows profiles of many people to be stored on one i.d.rom-TM- while only the profile of the person whose name is printed on the label to be accessible by the user. The user could still access generic information about the company no matter which individual person's information is accessed. Typing in the first few letters of the name of the person on the label could provide the user with not only information on the named individual but a link to the named person's e-mail address or individual web site.

                 3) CD KEY. This feature allows an i.d.rom-TM- to be registered as an exclusive key to a restricted web site. The i.d.rom-TM- creates a link to the secured site, and generates and passes an encrypted password. Unless the i.d.rom-TM- is in the computer, the user will not be able to access the site. The issuer can then ensure that only authorized individuals are privy to information contained on the site. For example, sensitive information such as pricing or product specifications, or premium content such as new music releases will be protected. This feature can be applied to existing CD-ROMS and CDS.

                 4) WEB LINK TRACKING. Every line to the Internet from every i.d.rom-TM- can be individually monitored to collect data on usage patterns. This process is transparent to the user, but allows Rompus and its customers to evaluate the effectiveness of each i.d.rom-TM-. Data can be made available in real time to customers, through a password protected web site, or delivered periodically as the customer requires.

                 5) i.d.rom-TM- REFERRAL LINK. Every i.d.rom-TM- has an animated i.d.rom-TM- logo on its main menu. Mousing over this logo shows the notice to learn more about i.d.rom-TM- and connects the user to i.d.rom.com, the Company's website.

                 6) VIDEO PLAYER. To eliminate the typical slow process of installing video playback software on the user's system, Rompus has incorporated the technical capability to embed the most popular video formats such as MPEG in the multimedia program. The result is a presentation that plays automatically and requires not set up or installation.

                 7) GIS DATA VIEWER. This is a highly specialized function that provides the non-expert with a map with pre-processed data presented to the user in a simple, intuitive interface.

                 8) WINDOWS/MACINTOSH COMPATIBILITY. Although the popularity of Macintosh appears to be waning, it still retains a very loyal customer base. Mac users tend to be early adopters, while being quite computer and design savvy. To avoid alienating this user group, Rompus develops i.d.roms to run on both Windows 95/98/NT and Macintosh platforms.

                 9) STOCK CONTENT. For less sophisticated customers why may not have a web site or presentable digital content, stock content will be made available. For example, content may be purchased or licensed form other sources and could include a screen saver, mortgage calculator, historic weather data, animals etc. Customers will be able to select the stock content they want on the i.d.rom, they then only need to provide the label art.

                 10) MULTIMEDIA FUNCTIONS. In addition to the specialized functions listed above, an i.d.rom can deliver the latest in multimedia features. Currently the state of the art multimedia includes: text, full color still images, audio, video 2-D animation, 3-D renderings, 360-degree panoramic "virtual reality" environments, vector graphics which are infinitely saleable and the ability to launch other applications.

         2.      DISTRIBUTION

         The Company's products are distributed directly to customers, through affiliations with advertising agencies, printers, print brokers, media designers, novelty distributors and licensees.

         Rompus intends to market its product through the following channels:

                 a. Directly to the Customer- Regional sales representatives will be situated across the United States and Canada and, as prospective customers are identified, a qualified i.d.rom representative will make personal contact.

                 b. Media Exposure- Mansfield Communications, Inc. has been retained as Rompus' agency of record for all pubic relations initiatives. Mansfield has designed a comprehensive media campaign targeted to "No charge direct distribution services" (such as free software and e-mail web sites).

                 c. Advertising- Advertising will be focused primarily in the print medium. Rompus plans to advertise in national newspapers and fist round publications which are directed to the marketing industry.

                 d. Trade shows- The Company will exhibit the i.d.rom at selected venues such as Film Expo, Graphic Expo and Seybold.

                 e. Off-line- i.d.roms will be mailed directly to prospective customers and resellers.

                 f. On-line- On-line marketing will focus on the ease of finding and accessing the i.d.rom site through search engines and advertising banners, e-mail solicitations and product previews.

         3.      STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

         i.d.rom is currently available for purchase by customers.

         4.      COMPETITION

         There are several boutique products currently offering similar cards in the United States and Canada. None of these competitors have created a significant presence in the market. These competitors focus primarily on the "Digicard" or the "RomCard". The "Digicard" is similar to the i.d.rom except that it is rectangular in shape, larger than the i.d.rom and has four bumps or "feet" on the corners to help it operate in the CD disc drive. The Digicard has been licensed to a number of small boutiques around the world but has been relatively ineffective in marketing because of technological deficiencies. These deficiencies include a tendency to break, to not properly perform when installed in the disc drive and its marketed standard capacity of 16MB of Ram compared to the 30 MB of Ram the i.d.rom can accommodate. The "RomCard" has recently appeared in Europe but is not competitive with the i.d.rom because of its pricing and technology.

         The Company has learned that Amway is developing a on-line shopping service in conjunction with Microsoft to be launched in September 1999 which will utilize a digital business card as part of the marketing campaign. The Company believes that Amway intends to use the cards internally. Amway's order is currently being completed by Cinram, Rompus' i.d.rom manufacturer. The Amway card will refer only to Cinram, and it is intended that Cinram will direct any inquires for card production to Rompus.

         While there is no evidence of this to date, competitors may be able to devote greater resources to marketing and promotional campaigns, and devote substantially more resources to card development than the Company. Increased competition may result in reduced operating margins and loss of market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

         5.      THE SOURCES AND AVAILABILITY OF RAW MATERIALS.

         The Company has worked with Cinram International Inc., a Toronto-based company that manufactures prerecorded multimedia products. Cinram operates facilities in Canada, the United States, Europe and Latin America. With market capitalization of $800 million and fiscal year 1998 operating performance of $42 million in earnings, on sales of $642 million, Cinram is a dominant global player in pre-recorded multimedia products and services. Cinram and Rompus have entered into an oral agreement wherein Cinram is the sole global source of Rompus' i.d.roms. Rompus is obliged to order a minimum of 14 million i.d.roms in 2000, 25.4 million in 2001, and 35.6 million in 2002. CINRAM guarantees to manufacture the initial two molds of the i.d.rom and to provide the peripheral equipment at their expense.

         Rompus currently contracts the pressing of the standard 12cm CD-ROMS to Cinram then has the product cut into the i.d.rom shape by a separate contractor. This two-step process has been identified as a potential production bottleneck, and the cutting step contributes significantly to the cost of the final product. The manufacturing process includes application of a silk-screened label, in up to four colors, on the disc surface prior to cutting. Cinram has recently eliminated the cutting step through the development of a new stamping method. This is expected to reduce production costs by 61% per unit. Recent negotiations have resulted in a 3-year agreement whereby Cinram will mold CD-ROMs in the unique i.d.rom shape. Under this agreement, Cinram will produce this product for Rompus only, and Rompus will use Cinram exclusively for manufacturing. Cinram will also promote the i.d.rom product world wide through its network of sales representatives.

                 6.     DEPENDENCE ON A SINGLE OR FEW CUSTOMERS.

         Not Applicable.

                 7. THE IMPORTANCE OF PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS HELD.

         To protect its rights to its intellectual property, the Company relies on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. Rompus has registered certain of its trademarks in the United States and Canada and has pending U.S. applications for patents. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its products. In addition, although the Company believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part, which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some of its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services.

                 8.     GOVERNMENT APPROVAL.

         No government approval is required for any of the Company's current products or services.

                 9.     EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT
REGULATIONS

         Other than normal government regulations that any business encounters, the Company's business is not effected by any government regulations.

                 10     RESEARCH AND DEVELOPMENT COSTS.

         Since the Company began operations it has spent $150,000 on the research and development of its proprietary technology. The revenues the Company achieve will be primarily from strategic alliances and direct customer revenues. Fees generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding on-going technological development.

                 11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

                 12.    EMPLOYEES

         As of the date hereof, the Company employed 11 full-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

                  13.      YEAR 2000

         The Company has begun to address possible remedial efforts in connection with computer software that could be affected by the Year 2000 ("Y2K") problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Y2K problem can affect any modern technology used by a business in the course of its day. Any machine that uses embedded computer technology is susceptible to this problem, including for example, telephone systems, postage meters and scales, and of course, computers. The impact on a company is determined to a large extent by the company's dependence on these technologies to perform their day to day operations.

         Internally, the Company has begun reviewing all such equipment and has determined that many of its systems are Y2K compliant. The Company anticipates that all system and software will be fully reviewed and brought into compliance by October 31, 1999. If certain systems are not brought up to Y2K compliance by November 30, 1999, then the non-compliant technology will be disabled so as not to have an impact on the systems that are compliant. Any such event, the amount of technology that the Company uses which may have Y2K implications is minimal and would not have a serious or material impact on the Company's day to day operations, nor would any valuable information be lost.

         The costs of bringing the Company's technology up to Y2K compliance is expected to be less than $5,000. This is because the majority of the "patches" or programs designed to make software Y2K compliant can be obtained over the Internet from manufacturers for little or no cost and the Company does not expect to rely heavily on outside consultants to upgrade its systems as most of the work can be performed in-house.

         Externally the Y2K problem may impact other entities with which the Company transacts business, and the Company cannot predict the impact that the Y2K n such entities will have on the company. With regard to those companies that the Company does business with on a daily basis, the Company cannot guarantee that they will be vigilant about their Y2K plan of action.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

         These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. When used in the Plan of Operations, words such as "estimate", "project", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products, and markets for such products, timing and level of customer orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties. Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations. The Company undertakes no obligation to release or deliver to investors revisions to these forward-looking statements to reflect events or circumstances after the date of the Plan of Operations, the occurrence of unanticipated events or other matters. Operational references refer to the Company's operating subsidiary, Rompus-BC.

         (a)     PLAN OF OPERATIONS

         The Company began operations in February 1998 for the purpose of developing its multimedia proprietary product the i.d.rom. The Company has a limited operating history on which to evaluate its prospects. The risks, expense, and difficulties encountered by startup companies must be considered when evaluating the Company's prospects. The Company's plan of operations for the next twelve months is to further develop its products while seeking strategic alliances with media and Internet related companies in order to demonstrate its technology to companies and consumers. The Company believes that its existing funds in combination with funds raised in private offerings and the revenues generated by its operations will be sufficient to fund its operations for the next twelve months. However, there is no guarantee that the Company will be able raise sufficient capital. Additionally, the Company's estimates of the costs to advertise and market its product might be low. The operating expenses of the Company cannot be predicted with certainty. They will depend on several factors, including the amount of marketing expenses, the acceptance of the Company's products in the market, and competition for such product. Management may be able to control the timing of development expenses in part by speeding up or slowing down marketing development and distribution activities

         A significant portion of the money recently raised in private placements of the Company's securities will be used to launch the product through a variety of sales channels as well as to create a provocative advertising and public relations campaign. In the first year, $1.8 million has been allocated to penetrate the market quickly and to capitalize on this limited window of opportunity.

         The Company's plan of operations for the next twelve months consist of the following key figures:

         - Revenues totaling                                  $13,782,000
         - Costs of Sales                                     $ 6,375,000
         - Sales Commissions                                  $ 1,497,000
         - Wages and Salaries                                 $ 1,954,000
         - Promotion and Advertising                          $   825,000
         - Research and Development Costs                     $   340,000
         - Office and General                                 $   300,000

         (b) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is management's discussion and analysis of the Company's financial condition and results of operations. Detailed information is contained in the financials included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

         The following table sets forth, for the periods indicated, selected financial information for the Company:

                         ROMPUS INTERACTIVE CORPORATION
                       AND ROMPUS CD-ROM PRODUCTIONS, INC.
                  CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

                             STATEMENT OF OPERATIONS

                                      Rompus  BC       Rompus            Adjustments      Pro Forma
                                      For the          For the six
                                      nine months      months ended
                                      ended            June 30, 1999
                                      May 31, 1999
                                     ---------------------------------------------------------------
                                      (Unaudited)      (Unaudited)       (Unaudited)      (Unaudited)
Revenues                              $ 42,021         $   --            $   --           $  42,021
Cost of Sales                           38,462             --                --              38,462
                                     ---------         ------            -------          ---------

Gross Profit                             3,559             --                --              57,419
                                     ---------         ------            -------          ---------

Selling, general and administrative:
Sales and marketing                     15,448             --                --              15,448
General and administrative              64,626           94,784              --             159,410
Current Research & development           9,003             --                                 9,003
Amortization of Goodwill                                                   5,196              5,196
                                                                         -------          ---------
                                        89,077           94,784                             189,057
                                       -------           ------                             -------

Net income (loss) for the period     $ (85,518)        $(94,784)                          $(189,057)
                                     ---------           ------                           ---------
                                     ---------           ------                           ---------



                                    Rompus             Rompus BC         Adjustments      Pro Forma
                                    For the            For the year
                                    year ended         ended
                                    August 31, 1998    August 31, 1998
                                    (Audited)          (Unaudited)       (Unaudited)      (Unaudited)
                                    ---------------------------------------------------------------
Revenues                            $  123,561         $291,159          $   --            $ 414,720
Cost of Sales                           19,634          161,117              --              180,751
                                     ---------         --------          -------            --------

Gross Profit                           103,927          130,042                              233,969
                                     ---------         --------          -------            --------

Selling, general and administrative:
Sales and marketing                     33,714             --                                 33,714
General and administrative              43,941          158,201                              202,142
Current Research & development          21,333            --                                  21,333
Amortization of Goodwill                                                  6,928                6,928
                                                                          -----             --------
                                        98,988          158,201                              264,117
                                       -------          -------                              -------

Net income (loss) for the period      $  4,939         $(28,159)                            $(30,148)
                                     ---------         --------                             --------
                                     ---------         --------                             --------

                                                      BALANCE SHEET

                                                           Acquisition on
                                 Rompus BC        Rompus        7/30/99     Combined        Elimination     Combined
                                (Unaudited)      (Unaudited)  (Unaudited)  (Unaudited)     (Unaudited)    (Unaudited)
ASSETS
 Current Assets
 Cash                             $    354          $5,716      $ --        $ 6,070           $ --           $ 6,070
Accounts Receivable                    896           --           --            896             --               896
Refundable Investment               27,780           --           --         27,780             --            27,780
  Tax Credit
License Agreement                    --             60,000        --         60,000             --            60,000

                                  --------         -------      --------   --------          ---------      --------
Total Current Assets:              $29,030          65,716        --         94,746             --            94,746

Investment in Subsidiary/            --              --          135,000    135,000            (65,716)       69,284
          Goodwill
Less Accumulated                     --              --           --          --                (5,196)       (5,196)
 amortization/Goodwill
Property and equipment, at cost     12,429           --           --         12,429             --            12,429
Less accumulated depreciation       (3,214)          --           --         (3,214)            --            (3,214)
                                  --------         -------      --------   --------           --------      --------
TOTAL ASSETS                       $38,245         $65,716      $135,000   $238,961           $(70,912)     $168,049
                                  --------         -------      --------   --------           ---------     --------
                                  --------         -------      --------   --------           ---------     --------
LIABILITIES AND
SHAREHOLDER'S EQUITY

Current Liabilities:
Accounts Payable                   $15,509        $  --         $ --        $15,509           $  --          $15,509
Due to related parties             258,160           --           --        258,160              --          258,160
Total Current Liabilities          273,669           --           --        273,669              --          273,669

Shareholders Equity
Preferred stock                      --              --              900        900              --              900
Common stock                           100           3,402           450      3,952             (3,402)          550
Additional paid in  Capital          --            668,017       133,650    801,667           (668,017)      133,650
Accumulated deficit               (235,524)       (605,703)       --       (841,227)          (600,507)     (240,720)
TOTAL SHAREHOLDERS EQUITY         (235,524)         65,716        --       ( 34,708)              --        (105,620)
                                   -------         -------      --------   --------           --------      --------
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                $38,245        $ 65,716      $135,000   $238,961           $(70,912)     $168,049
                                   -------        --------      --------   --------           --------      --------
                                   -------        --------      --------   --------           --------      --------


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

         Since inception, the Company has funded its capital requirements by financing activities, substantially through the sale of its equity securities. The Company anticipates that revenues generated by orders for the id.rom should be sufficient to fund the Company's operations over the next 12 months. As the operational entity, Rompus-BC has only recently had operational activities, there is no comparative period available for analysis by management.

ITEM 3.          DESCRIPTION OF PROPERTY

         The main office of the Company is located at 2550 Argentia Road, Suite 121, Mississauga, Ontario, L5N 5R1 Canada. The Company leases 6,000 square feet at this location at the rate of $7,500 per month. The lease expires in August 2001.

ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of September 27, 1999 by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company,
(iii) each executive officer of the Company, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each stockholder is 2550 Argentia Road, Suite 121, Mississauga, Ontario, L5N 5R1 Canada.

                                                                      PERCENTAGE
NAME                                NUMBER OF SHARES(1)           BENEFICIALLY OWNED
----                                -------------------           -------------------
Yoshiro Higuchi(2)                          0                             0
Jennie Popham(2)                            0                             0
Jeff Popham(2,3)                            0                             0
Cascadian Pacific Holdings Ltd.(2)          0                             0
Tracy O'Hara(2)                             0                             0
Phil Butterfield(2)                         0                             0
Shawn Smith(2,3)                            0                             0
Capstral Limited(2)                         0                             0
Mansfield Communications(2,3)               0                             0
Granitebridge(2)                            0                             0
Striker Capital Ltd.                        600,000                       7.9%
Rosehill Capital Holdings Ltd.              500,000                       6.6%
Hugh Mansfield(4)                           0                             0
Martin Tiernay                              0                             0
All officers and directors                  0                             0
as a group (5 persons)(3)                   0                             0

(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(2) The following shareholders have been issued exchangeable shares of Rompus-BC. These exchangeable shares may be exchanged for common stock of the Company on a one for one basis at the discretion of the shareholder. These shareholders also hold an equal number of voting preferred stock of the Company. Upon the issuance of the common stock in exchange for the exchangeable share, the Company may cancel the preferred stock held by the shareholder. The shareholders, and the amount of exchangeable shares/preferred shares held by these shareholders are: Yoshiro Higuchi, 1,350,000 shares, representing a fully diluted percentage ("fully diluted") of 8.13%; Jennie Popham and Jeff Popham, and Cascadian Pacific Holdings Ltd., 3,027,500, fully diluted 18.84; Tracy O'Hara, 540,000, fully diluted 3.25%; Phil Butterfield, individually and as trustee for Harry Butterfield and Oonagh Butterfield, 1,822,500; fully diluted 10.98%; Shawn Smith, 450,000, fully diluted 2.71%; Capstral Limited, 500,000, fully diluted 3.02%; Mansfield Communications, 800,000, fully diluted 4.81%; Granitebridge, 425,000, fully diluted 2.56%; John Drewry, 75,000, fully diluted .45%.


(3) Hugh Mansfield, Jeff Popham, Martin Tiernay and Shawn Smith are directors of the Company. Of these individuals, Mr. Mansfield holds 800,000 exchangeable shares as the beneficial owner of Mansfield Communications as referred to in note 2; Mr. Popham owns 1,102,500 and beneficially owns with Jennie Popham a total of 2,115,000 exchangeable shares; and, Mr. Smith owns 450,000 exchangeable shares. Officers of the Company consist of Mr. Smith as Chief Executive Officer, John Drewry as Chief Financial Officer and Secretary. Officers and directors collectively own a total of 3,415,000 exchangeable shares and an equal number of voting preferred stock consisting of 20.57% of the stock on a fully diluted basis.


(4) Mr. Mansfield does not hold stock individually but has beneficial ownership of 800,000 through his ownership of Mansfield Communications.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers of the Company are as follows:

         NAME                           AGE               OFFICE
---------------------------------------------------------------------------------------------
         Hugh Mansfield                 37                Chairman of the Board
         Shawn Smith                    34                Chief Executive Officer, Director
         John Drewry                    61                Chief Financial Officer
         Jeff Popham                    33                Director
         Martin Tiernay                 38                Director
         Rocco Rossi                    38                Director
         Andrew DeFrancesco             29                Director

MR. HUGH MANSFIELD - CHAIRMAN OF THE BOARD. Mr. Mansfield joined the Company as a director in August, 1999. Mr. Mansfield is the owner of Mansfield Communications a public relations agency he formed in 1994. Mr. Mansfield specializes in creating media awareness for corporations throughout North America. Mr. Mansfield received his Political Science degree from York University in 1987.

MR. SHAWN SMITH - CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Smith joined the Company as a Director in August, 1999 and was appointed Chief Executive Officer in July, 1999. Mr. Smith has over ten years senior executive experience in the natraceutical business. From September 1998 to June 1, 1999, Mr. Smith served as Vice President of Muscletech Research and Development. From April 1, 1997 to September 1998, Mr. Smith was Vice President and General Manager of Natraceuticals, Inc. From January, 1994 to April 1997, Mr. Smith was Vice President and General Manger of Visex Inc. He received his degree in economics from York University in 1987 and completed his Canadian Securities Course in 1988.

MR. JOHN DREWRY, CHIEF FINANCIAL OFFICER. Mr. Drewry joined Rompus-BC in July, 1999. Prior to joining the Company, From 1990 to 1999, Mr. Drewry served as President of OTEC Software Corporation, which provides executive services to the technology industry. From 1987 to 1990, Mr. Drewry was President of Thoroughbred Canada, a U.S. software developer and from 1983 to 1987 was Partner in Charge of Computer Strategies for an international accounting firm. Mr. Drewry is a Fellow of the Institute of Chartered Accountants of Ontario and a Certified Management Consultant.

MR. JEFF POPHAM, DIRECTOR. Mr. Popham joined Rompus-BC in October, 1995 becoming a Director of Rompus in August, 1999. Prior to joining Rompus, Mr. Popham worked in real estate development and financing with Pardigm Properties from 1991 to September, 1995. Mr. Popham received his Bachelors of Science degree in Economics from the University of Victoria in 1988.

MR. MARTIN TIERNAY, DIRECTOR. Mr. Tiernay joined Rompus-BC as a director in 1999 becoming a Director of Rompus in August, 1999. Mr. Tiernay is currently the director of global sponsorship for Teleglobe Canada. Mr. Tiernay has held this position from July, 1999 to the present. Mr. Tiernay worked in the marketing department of British American Tobacco ("BAT") from August 1996 to June 1999. Prior to BAT, Mr. Tiernay worked with Imperial Tobacco in Montreal, from 1986 to 1996. Mr. Tiernay received his Bachelor of Business degree from the University of Ryerson University of 1995.

MR. ROCCO ROSSI, DIRECTOR. Mr. Rossi joined Rompus as a director in September 1999. He is currently Vice-President of Interactive Media for Labatt Brewing Company Limited a position he held from 1996 to the present. From 1993 to 1996, Mr. Rossi acted as Vice President of Strategic Planning & New Media for the Toronto Star. From 1991 to 1993, he acted as Senior Consultant to the Boston Consulting Group. From 1991 to 1993, he acted as Vice President of Corporate Development at Advanced Material Resources. From 1987 to 1991, Mr. Rossi co-owned Clearview Packaging Inc. Mr. Rossi is a board member of the New

Haven Learning Centre for Children, a founding director of Internet Advertising Bureau of Canada, an Executive Board Member of the Toronto 2008 Olympic Bidco, and a former Board member of Bid.Com International. Mr. Rossi received his Bachelor of Arts, Honours in Political Science from McGill University in 1984 and his Master of Arts in Politics from Princeton University in 1996.

MR. ANDREW DEFRANCESCO, DIRECTOR. Mr. DeFrancesco joined Rompus as a director in September, 1999. He is currently Chairman of the Board and President of Internet Sports Network, Inc. A position he has held since March 1999. Prior to this time, Mr. DeFrancesco was an executive Vice-President at Dominick & Dominick Securities, Inc. Canada with responsibility for institutional equity sales and trading, and sourcing and structuring of equity and debt financing. Prior to joining Dominick in October, 1997, Mr. DeFrancesco held positions as Manager of Institutional Trading and Sales from April 1994 to April 1995 and Associate Director, Corporate Finance from April 1995 to July 1997, at C.M. Oliver & Company Limited. From March 1993 to March 1994, he served as an associate financial advisor at Midland Walwyn (now Merrill Lynch Canada). Mr. DeFrancesco received his Bachelor of Arts in Economics and Politics from the University of Western Ontario and completed courses with the Canadian Securities Institute.

ITEM 6.  EXECUTIVE COMPENSATION.

         The Company currently has no operations but is the parent of the operations company, Rompus-BC. Rompus-BC's operations began in February, 1998. Accordingly, no salary or other benefits have been awarded to any executive officer of director of the Company to date with the exception of Jeff Popham who received $43,750 as a salary in 1999. No other salary or benefits, including long term compensation has been awarded to any of the executive officers or directors of the Company or Rompus-BC.
         The Company did not grant any stock options in the last fiscal year.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On March 15, 1999, Rompus-BC entered into an agreement with Mansfield Communications wherein, Mansfield will provide public relations for the Company to the financial and investment communities. This agreement requires Rompus to pay approximately $200,000 to Mansfield in exchange for these services. Mr. Mansfield is the Chief Executive Officer of Mansfield Communications and is the majority shareholder of Mansfield Communications. In all matters regarding an agreements between the companies, Mr. Mansfield has provided a full and complete disclosure of the various advantages and disadvantages of the transactions and has disclosed his relationship to the board of directors of Rompus. All prior agreements were approved by a disinterested majority of the board of directors of Rompus. It is Mr. Mansfield's intention and that of the Board of Directors that all future agreements between Mansfield Communications and Rompus will continue to be the result of arms length negotiations and will be approved by a disinterested majority of both boards of directors.

         On May 26, 1999, Rompus entered into an agreement with Dominick & Dominick Securities, Inc. ("Dominick") wherein Dominick agreed to provide financial advisory services to the Company. As compensation for these services, the Company has agreed to provide Stephen Sharpe, Vice-Chairman of Dominick with options to purchase 200,000 shares of common stock of the Company at $.80 per share exercisable from August 12, 1999 to August 12, 2002.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES.

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 80,000,000 shares of Common Stock, with a par value of $.0001 per share, of which 7,601,573 shares are currently outstanding.

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders.

         Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws.

PREFERRED STOCK

         The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of $.0001 par valued preferred stock. On July 28, 1999 the Board of Directors authorized the issuance of a class of 9,000,000 shares of Series A Special Voting Preferred Shares $.0001 par value of which 9,000,000 shares are issued and outstanding.

         The holders of Series A Preferred Shares are not entitled to receive any portion of any dividend or distribution at any time. The holders do have the following voting rights:

         (i) The Series A Preferred Shares shall entitle the holders thereof to one vote for each Series A Preferred held by such holder. (Such number being equal to the number of Exchangeable Shares of Rompus-BC outstanding as of the date thereof).

         (ii) Except as otherwise provided by law, the holder of the Series A Preferred Shares and the holders of Common Stock shall vote as one class on all matters submitted to a vote of shareholders of Corporation.

         (iii) The holders of the Series A Preferred Share shall have no special voting rights, and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action.

         (iv) At such time as the Series A Preferred Shares entitle their holder to a number of votes equal to zero because there are not Exchangeable Shares of Rompus-BC outstanding which are not owned by the Company nor any of its direct or indirect subsidiaries, and there are no shares of stock, debt, option or other obligation or commitment of Rompus-BC which could by its terms require Rompus-BC to issue any Exchangeable Shares to any person other than the Rompus or any of its direct or indirect subsidiaries, then the Series A Preferred Shares shall thereupon be retired and canceled promptly thereafter. Such share shall upon its cancellation, and upon the taking, of any such action required by applicable law, become an authorized but unissued preferred share and may be reissued as part of a new series of preferred shares to be crated by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

     Upon any liquidation, dissolution, or winding up of the Corporation, the holders of the Series A Preferred Shares shall not be entitled to any portion of any distribution. The Series A Preferred Shares shall not be redeemable to convertible.

      The Company's transfer agent is Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

         A.      MARKET INFORMATION

         The Company's common stock trades in the over-the-counter bulletin board market since April, 1999 as ONLH. The Company changed its symbol to IDCD and is now trading on the pink sheets.

         The following table sets forth the high and low bid prices for the Company's common stock since its inception. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                                         High             Low              High
              Quarter ended              Ask              Bid              Bid
              -----------------------------------------------------------------
              3/31/97                   2.50              2.25             2.25
              6/30/97                   3.63              3.13             3.75
              9/30/97                   3.88              3.50             3.69
              12/31/97                  3.13              2.75             2.94
              3/31/98                   .50               .56              .56
              6/30/98                   .25               .06              .16
              9/30/98                   .38               .06              .22
              12/31/98                  .05               .02              .03
              3/31/99                   .08               .03              .06
              6/30/99                   .75               .75              .75

         As of September 24, 1999 the high and low bid price of the Company's common shares was $3.00 per share.

         B.      HOLDERS

         As of September 27, 1999, there were approximately 1,026 holders of Company Common Stock, as reported by the Company's transfer agent.

         C.      DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.          LEGAL PROCEEDINGS

         The Company is not subject to any legal proceedings or claims.

ITEM 3.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.          RECENT SALES OF UNREGISTERED SECURITIES

         In March, 1999, the Company offered a total of 7,000,000 shares of its common stock at $.01 per share to accredited non-U.S. residents only. This offering was made in reliance on the exemption available from registration provided by Rule 504 of Regulation D of the Securities Act of 1933. The Company raised a total of $70,000 in this offering.

         In June 1999, Rompus-BC offered common stock of its Company at the price of $.05 per share to non-U.S. Residents only. Rompus-BC sold 2,000,000 shares of its stock to seven shareholders raising a total of $100,000. In July 1999, Rompus-BC offered common stock of its Company at the price of $.80 per share to non-U.S. Residents only. Rompus-BC sold a total 2,500,000 shares of common stock to ten accredited non-U.S. resident shareholders raising a total of $2,000,000. The shares offered in these offering were exchanged for restricted common stock of Rompus pursuant to the exchange agreement by and between the Company and the Rompus-BC shareholders.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Florida Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Financial Statements for the Company for the years ending December 31 1997 and 1998 and * Unaudited Interim Statements for the Company for the periods ending June 30, 1999 and 1998.

Audited Financial Statements for Rompus-BC for the years ending August 31, 1997 and 1998, and* Unaudited Interim Statements for Rompus-BC for the periods ending May 31, 1999 and 1998.*

Consolidated Pro Forma Financial Statements as of August 31, 1998 and May 31, 1999.

                                    PART III

ITEM 1 AND
ITEM 2.          INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.      Document Description
-----------      --------------------
2.1      Exchange Agreement by and between OnLine Hearing and Rompus-BC
         Effective July 30, 1999*
3.1      Articles of Incorporation, dated April 6, 1991*
3.2      Amendment to Articles of Incorporation, dated August 25, 1995*
3.3      Amendment of Articles of Incorporation, dated October 19, 1995*
3.4      Amendment of Articles of Incorporation, dated January 3, 1997*
3.5      Amendment of Articles of Incorporation, dated April 5, 1999*
3.6      Amendment of Articles of Incorporation, dated July 28, 1999*
3.7      Amendment of Articles of Incorporation, dated July 28, 1999*
3.8      Bylaws, dated August 25, 1995*
4.1      Specimen of Common Stock Certificate*
4.2      Specimen of Series A Preferred Stock Certificate*

*Previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ROMPUS INTERACTIVE CORPORATION


                                           By: /s/ Shawn Smith
                                              -------------------------------
                                                  Shawn Smith
                                           Its:   President


Signature                                            Title                            Date
---------                                            -----                            -----
 /s/ Shawn Smith                            Chief Executive Officer            September 27, 1999
-------------------------------
Shawn Smith


 /s/ Hugh Mansfield                         Chairman of the Board              September 27, 1999
-----------------------------
Hugh Mansfield


 /s/ John Drewry                            Chief Financial Officer            September 27, 1999
-------------------------------
John Drewry


 /s/ Jeff Popham                            Director                           September 27, 1999
-------------------------------
Jeff Popham


 /s/ Martin Tiernay                         Director                           September 27, 1999
-------------------------------
Martin Tiernay

 /s/ Rocco Rossi                            Director                           September 27, 1999
-------------------------------
Rocco Rossi

 /s/ Andrew DeFrancesco                     Director                           September 27, 1999
-------------------------------
Andrew DeFrancesco

                           ONLINE HEARING DOT COM, CO.
                              FINANCIAL STATEMENTS
                                  JUNE 30, 1999

                                  [LETTERHEAD]


September 20, 1999


To the Board of Directors of
OnLine Hearing Dot Com, Co.


We have reviewed the accompanying balance sheet of OnLine Hearing Dot Com, Co. as of June 30, 1999, and the related statements of income and stockholders' equity and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of management of OnLine Hearing Dot Com, Co.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, We are not aware of any material modifications that should be made to the June 30, 1999 financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying June 30, 1998 statement of income of OnLine Hearing Dot Com, Co. was compiled by us in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the March 31, 1998 statement of income and, accordingly, do not express an opinion or any other form of assurance on it.




/s/ Barry I Hechtman, P.A.

Barry I Hechtman, P.A.

                           ONLINE HEARING DOT COM, CO.
                                  BALANCE SHEET
                                  JUNE 30, 1999


                                       ASSETS

     CURRENT ASSETS
       Cash in Bank                                     $5,716
       License Agreement                                60,000
                                                  ------------
     TOTAL ASSETS                                                       $65,716
                                                                   ------------
                                                                   ------------


                                 LIABILITIES AND
                                STOCKHOLDERS' EQUITY


     TOTAL LIABILITIES:                                                      $0

     STOCKHOLDERS' EQUITY
       Preferred Stock, $.0001 par
         value, 20,000,000 authorized;
         no shares outstanding                              $0

       Common stock, $.0001 par value
         80,000,000 authorized;
         16,601,573 issued and
         outstanding                                     3,402

       Additional Paid-In Capital                      668,017

       Beg. Retained Earnings       ($429,700)
       Y-T-D Net Loss                (176,003)
                                 ------------
       Accumulated Deficit                            (605,703)
                                                  ------------
           TOTAL STOCKHOLDERS' EQUITY                                    65,716
                                                                   ------------

     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY                                             $65,716
                                                                   ------------
                                                                   ------------


              See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                           ONLINE HEARING DOT COM, CO.
                         COMPARATIVE STATEMENT OF INCOME
        FOR THE SIX MONTHS ENDED JUNE 30, 1999 (REVIEWED) AND 1998 (COMPILED)

                                   1999                    1998

INCOME                                  0                       0
                             ------------            ------------

OPERATING EXPENSES                 94,784                       0
                             ------------            ------------

NET INCOME BEFORE TAXES           (94,784)                      0

PROVISION FOR INCOME TAXES              0                       0

LOSS FROM DISCONTINUED OPERATION  (81,219)                (27,959)
                             ------------            ------------

    NET LOSS                    ($176,003)               ($27,959)
                             ------------            ------------
                             ------------            ------------





              See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

ONLINE HEARING DOT COM, CO.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of OnLine Hearing Dot Com, Co., (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

COMPANY'S ACTIVITIES AND OPERATING CYCLE

OnLine Hearing Dot Com, Co. (the "Company") is engaged in the selling of a proprietary interactive/intelligent system for hearing testing and hearing aid products and the servicing of systems sold by the Company.

ORGANIZATION

OnLine Hearing Dot Com, Co. ("OnLine") was first incorporated as Mercur Enterprises, Inc. Its name was changed to Auto Metreks, Inc. on December 31, 1996 and traded on the OTC/BB as ATMT until April 5, 1999. On that date Auto Metreks, Inc. changed its name to OnLine Hearing Dot Com, Co. which traded on the OTC/BB as ONLH.

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual method of accounting.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents.

AMORTIZATION OF PROPRIETARY LICENSE

As the Company has not begun marketing the systems, amortization of the proprietary license has not been established. Amortization will be provided on a straight-line basis over a 5 year period when the Company begins marketing the systems.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, notes receivable, and accrued liabilities approximate fair value because of their short maturities.

CONCENTRATIONS

Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from these estimates.

INCOME TAXES

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which uses the liability method to calculate deferred income taxes. The realization of deferred tax assets is based upon historical tax positions and expectations about future taxable income.

SEGMENT INFORMATION

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprises and Related Information", supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company adopted SFAS No. 131 during 1998. The Company currently operates in one segment, the selling and servicing of hearing testing and hearing aid products.

FUTURE ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contacts as either assets or liabilities in the balance sheet and to measure them as fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on July 1, 1999 to affect its financial statements

NOTE 2 - COMMON STOCK

Common stock is $0.0001 par value. There are 80,000,000 shares authorized and 16,601,573 issued and outstanding as of June 30, 1999.

Preferred stock is $0.0001 par value. There are 20,000,000 shares authorized and -0- shares issued and outstanding as of June 30, 1999.

NOTE 3 - INCOME TAXES

At June 30, 1999, the Company had Federal net operating loss carryforwards of approximately $416,559 that expire through 2013. For financial reporting purposes, a valuation allowance of $218,389 has been recognized to offset the net deferred tax assets related to these carryforwards and other deferred tax assets since realization of any portion of the Company's deferred tax asset is not considered to be more likely than not.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets:
  Net operating loss carryforwards             48,116
                                              --------
Total deferred tax assets                      48,116
Valuation allowance for deferred tax assets   (48,116)
                                              --------
                                                    0
                                              --------
                                              --------

NOTE 4 - CHANGE OF OWNERSHIP

On April 1, 1999, the majority shareholders ("Nolte(s)") of the Company sold all their shares to an unrelated party. Pursuant to the sale, the Nolte(s) resigned as officers of the Company and new officers were elected.

NOTE 5 - SALE OF ASSETS AND SUBSIDIARY

On April 1, 1999, the Company sold its wholly owned subsidiary, Manhattan Financial Services, Inc. and certain assets to the Nolte(s) in exchange for release of primary responsibility on leases and, obligations arising from loans, advances, and services rendered by the Nolte(s) or by the related company owned by them. Specific details of the agreement are as follows:

The assets sold included (1) all rights, title and interest in and to all ATMs including those leased by the Company, (2) all cash in Company's possession except a Certificate of Deposit("CD") in the principal amount of $60,000 and,
(3) all rights, title and interest in the outstanding stock of Manhattan Financial Services, Inc. On June 24, 1999 the proceeds from the CD and additional funds from Manhattan were used to satisfy a lease secured by the CD.

The Nolte(s) agree to keep all payments and obligations current on the Company's leases of ATMs. The Nolte(s) further agree to use their best efforts to obtain the release of the Company from all obligations under such leases except the obligation to use the CD proceeds to satisfy the lease it secured.

The Company released the Nolte(s) and Manhattan from all obligations and liabilities except those specifically created in the agreement.

The sale agreement provided for the release liability of the note payable to Broward Vending, Inc., a company owned by the Nolte(s).

Finally, the Nolte(s) and Manhattan agreed to release the Company from all obligations and liabilities to them of whatsoever nature, including those arising from loans, advances, services rendered, employment contracts or service contracts, except for the obligation of the Company to use the CD proceeds for payment on the lease it secured.

NOTE 6 - STOCK SPLIT

On April 6, 1999 the Company decreased the outstanding stock of the Company in a reverse stock split so that each 30 shares of common stock outstanding at the above date became 1 share of common stock outstanding at the close of business on April 6, 1999. One full share was issued to holders of shares in lieu of any fractional shares created by the above split. The authorized number of shares remained unchanged after the split.

NOTE 7 - PURCHASE OF LICENSE

On April 6, 1999 the Company accepted the offer from MLI Group, Inc. ("MLIG") to grant the Company a non-exclusive license ("License") to sell and distribute MLIG's proprietary interactive/intelligent system for hearing testing and hearing aid products and, to service the system sales made by the Company in exchange for 6,000,000 shares of the Company's common stock and a royalty of 20% of the sales proceeds. The 6,000,000 shares were issued as "restricted securities" as defined under the Securities Act of 1933. These issuances were valued at $60,000 which equals management's estimate of the fair market value at the date of issuance.

NOTE 8 - COMPENSATION OF OFFICERS

On April 6, 1999 the Company issued 3,000,000 shares of "restricted securities" to officers of the Company for services rendered. These issuances were valued at $30,000 which equals management's estimate of the fair market value of the services provided.

NOTE 9 - STOCK SALE

On April 6, 1999 the Board of Directors authorized a placement of 7,000,000 shares of common stock at $0.01 per share pursuant to Rule 504 of Reg. D. All shares under the offering were sold and issued by May 17, 1999.

NOTE 10 - SUBSEQUENT EVENTS

CHANGE OF OWNERSHIP AND REORGANIZATION

In July, 1999 the majority shareholders of the Company sold all their shares to an unrelated party. Pursuant to the sale, the officers resigned and new officers were elected. Pursuant to the sale agreement the Company released its rights to the proprietary license obtained from MLIG and rights to the use of the name OnLine Hearing Dot Com, Co. to the former owners of the Company.

Effective July 30, 1999 OnLine Hearing Dot Com, Co. acquired all the common stock of Rompus CD-Rom Production, Ltd. in exchange for common and preferred stock of OnLine Hearing Dot Com, Co. Online Hearing Dot Com, Co. then changed its name to Rompus Interactive Corp.

NOTE 11 - YEAR 2000 (UNAUDITED)

Like other companies, the Company could be adversely affected if the computer systems the Company, our suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

ROMPUS INTERACTIVE CORP. AND SUBSIDIARY
PROFORMA BALANCE SHEET
MAY 31, 1999 (UNAUDITED)


                                                               Historical (May 31, 1999)                           Proforma
                                          ---------------------------------------------------------------    ---------------------
     ASSETS                                   PARENT         SUBSIDIARY
                                                               Online
                                           Rompus CD-ROM     Hearing Dot     Acquisition
                                          Production, Ltd     Com, Inc.      on 7/30/99      Combined   Elimination   Consolidated
                                          ---------------    ------------    ------------  -----------  -----------   ------------
                                           (Unaudited)        (Unaudited)     (Unaudited)  (Unaudited)  (Unaudited)    (Unaudited)
CURRENT ASSETS:

Cash                                       $     354         $   5,716         $      -    $   6,070       $       -      $   6,070
Accounts receivable                              896                 -                           896                            896
Refundable investment tax credits             27,780                 -                        27,780                         27,780
License Agreement                                  -         $  60,000                        60,000                         60,000
                                           ---------         ---------         --------    ---------       ----------     ---------
  Total current assets                        29,030            65,716                        94,746                         94,746
                                           ---------         ---------         --------    ---------       ----------     ---------

Investment in subsidiary/Goodwill                  -                            135,000      135,000         (65,716)(a)     69,284
Less accumulated amortization - Goodwill                                                                      (5,196)        (5,196)
                                           ---------         ---------         --------    ---------       ----------     ---------
                                                   -                 -                       135,000                         64,088
                                           ---------         ---------         --------    ---------       ----------     ---------

Property and equipment, at cost               12,429                 -                        12,429                         12,429
Less accumulated depreciation                 (3,214)                -                        (3,214)                        (3,214)
                                           ---------         ---------         --------    ---------       ----------     ---------
                                               9,215                 -                         9,215                          9,215
                                           ---------         ---------         --------    ---------       ----------     ---------

  Total Assets                             $  38,245         $  65,716         $135,000    $ 238,961       $ (70,912)     $ 168,049
                                           ---------         ---------         --------    ---------       ----------     ---------
                                           ---------         ---------         --------    ---------       ----------     ---------

   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable                           $  15,509         $       -         $      -    $  15,509                      $  15,509
Due to related parties                       258,160                 -                       258,160                        258,160
Notes payable                                      -                 -                             -                              -
                                           ---------         ---------         --------    ---------       ----------     ---------
  Total current liabilities                  273,669                 -                       273,669                        273,669
                                           ---------         ---------         --------    ---------       ----------     ---------
Notes payable, less current portion                -                 -                             -                              -

STOCKHOLDERS' EQUITY                                                                                                              -
  Preferred stock                                  -                 -              900          900                            900
  Common stock                                   100             3,402              450        3,952          (3,402)(a)        550
  Additional paid in Capital                       -           668,017          133,650      801,667        (668,017)(a)    133,650
  Accumulated deficit                       (235,524)         (605,703)                     (841,227)        600,507 (a)   (240,720)
                                           ---------         ---------         --------    ---------       ----------     ---------
    Total stockholders' equity              (235,424)           65,716                       (34,708)                      (105,620)
                                           ---------         ---------         --------    ---------       ----------     ---------
    Total liabilities and Stockholders'
      Equity                               $  38,245         $  65,716         $135,000    $ 238,961       $ (70,912)     $ 168,049
                                           ---------         ---------         --------    ---------       ---------      ---------
                                           ---------         ---------         --------    ---------       ----------     ---------

ROMPUS INTERACTIVE CORP. AND SUBSIDIARY
PROFORMA STATEMENTS OF OPERATIONS

                                                            PARENT*              SUBSIDIARY*
                                                         Rompus CD-ROM          Online Hearing
                                                       Production, Ltd           Dot Com, Inc.
                                                     ---------------------   -------------------
                                                         For the nine            For the six
                                                       months ended May           months end
                                                          31, 1999               June 30, 1999         Adjustments        Proforma
                                                     ---------------------   -------------------   -----------------    ------------
                                                          (Unaudited)           (Unaudited)          (Unaudited)         (Unaudited)
Revenues                                                   $  42,021             $        -        $     -          $   42,021

Cost of sales                                                 38,462                      -                             38,462
                                                           ---------             ----------                         ----------

Gross profit                                                   3,559                      -                              3,559
                                                           ---------             ----------                         ----------

Selling, general and administrative:

  Sales and marketing                                         15,448                      -                             15,448
  General and administrative                                  64,626                 94,784                            159,410
  Current research and developme                               9,003                      -                              9,003
  Amortization of Goodwill                                                                           5,196 (a)           5,196
                                                           ---------             ----------                         ----------
                                                              89,077                 94,784                            189,057
                                                           ---------             ----------                         ----------

Net loss from Operations                                     (85,518)               (94,784)                          (185,498)
                                                           ---------             ----------                         ----------

Loss from Discontinued Operation                                                    (81,219)                           (81,219)
                                                           ---------             ----------                         ----------

Net income (loss) for the period                           $ (85,518)            $ (176,003)                        $ (266,717)
                                                           ---------             ----------                         ----------
                                                           ---------             ----------                         ----------

(a)

Goodwill at acquisition                                    $  69,284
Management's estimated useful life (years)                      10.0
                                                           ---------
Yearly amortization using straight line                        6,928
                                                                0.75
                                                           ---------

For the nine months period                                 $   5,196
                                                           ---------
                                                           ---------

* Treated as such for accounting purposes, since effective control is with the "legal" subsidiary

ROMPUS INTERACTIVE CORP. AND SUBSIDIARY
PROFORMA STATEMENTS OF OPERATIONS

                                                 PARENT*               SUBSIDIARY*
                                              Rompus CD-ROM           Online Hearing
                                            Production, Ltd.           Dot Com, Inc.
                                          ---------------------   -----------------------
                                                                       For the eight
                                             Year ended August         months ended
                                                 31, 1998             August 31, 1998          Adjustments           Proforma
                                          ---------------------   -----------------------    ---------------     ---------------
                                               (Unaudited)               (Unaudited)           (Unaudited)          (Unaudited)
Revenues                                        $ 123,561                 $ 291,159             $     -             $ 414,720

Cost of sales                                      19,634                   161,117                                   180,751
                                                ---------                 ---------                                 ---------

Gross profit                                      103,927                   130,042                                   233,969
                                                ---------                 ---------                                 ---------

Selling, general and administrative:

  Sales and marketing                              33,714                         -                                    33,714
  General and administrative                       43,941                   158,201                                   202,142
  Current research and developme                   21,333                         -                                    21,333
  Amortization of Goodwill                                                                        6,928 (a)             6,928
                                                ---------                 ---------                                 ---------
                                                   98,988                   158,201                                   264,117
                                                ---------                 ---------                                 ---------

Net income (loss) for the period                $   4,939                 $ (28,159)                                $ (30,148)
                                                ---------                 ---------                                 ---------
                                                ---------                 ---------                                 ---------

(a)

Goodwill at acquisition                         $  69,284
Management's estimated useful life (years)           10.0
                                                ---------
                                                ---------
Yearly amortization using straight line         $   6,928
                                                ---------
                                                ---------

* Treated as such for accounting purposes, since effective control is with the "legal" subsidiary

ROMPUS INTERACTIVE CORP. AND SUBSIDIARY
NOTE TO PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE (a) - The pro forma adjustments to the condensed consolidated balance sheet are as follows:

     To reflect the acquisition and allocation of the purchase price on the basis of the fair values (using net book value since no readily available fair value was determinable) of the assets acquired and liabilities assumed. The components of the purchase price and its allocation to the assets and liabilities of the subsidiary is as follows:

     Purchase price                                                       $ 135,000

     Assets acquired and liabilities assumed:
          Cash                                               (5,716)
          License agreement                                 (60,000)

                                                            --------
                                                            --------

          Fair value of assets acquired                                     (65,716)
                                                                           ---------

      Cost in excess of net assets acquired (Goodwill)                       69,284

          Amortization of goodwill through 5/31/99                           (5,196)
                                                                           ---------

          Goodwill, net                                                    $ 64,088
                                                                           ---------
                                                                           ---------